TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three and six months ended January 31, 2008 and 2007

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended January
31, 2008.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	January 31, 2008	July 31, 2007
	(Unaudited – Prepared by	(Audited)
	Management)

Assets

Current

Cash and cash equivalents	$7,999,856	$8,499,720
Accounts receivable	39,710	44,098
Prepaid expenses	47,889	7,600

	8,087,455	8,551,418

Restricted cash	63,583	59,828
Investments (Note 3)	3,202,657	3,514,572
Property and equipment	298,657	292,618

Total Assets	$11,652,352	$12,418,436

Liabilities

Current

Accounts payable and accrued liabilities	$11,005	$65,808

Total Liabilities	11,005	65,808

Shareholders’ Equity

Share capital (Note 6)	23,655,325	23,655,325
Contributed surplus (Note 6)	86,553	63,973
Accumulated deficit	(11,788,616)	(11,366,670)
	11,953,262	12,352,628
Accumulated other comprehensive loss (Note 1)	(311,915)	-

Total Shareholders’ Equity	11,641,347	12,352,628

Total Liabilities and Shareholders’ Equity	$11,652,352	$12,418,436

See accompanying notes

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007

Expenses
General and administrative (Schedule)	$390,008	$110,116	$595,764	$218,919
Foreign exchange	27,775	1,079	2,340	2,996
Amortization	1,344	1,174	2,688	2,202

Loss before other items	(419,127)	(112,369)	(600,792)	(224,117)

Other Items:
Interest income	98,579	44,668	201,426	79,198
Stock option compensation	(11,290)	-	(22,580)	-
Gain on sale of investments	-	(1,580)	-	(1,580)
Recovery of loan receivable previously
written-off	-	(1,533)	-	101,740
Exploration expense	-	30	-	(1,990)

Net loss for the period	(331,838)	(70,784)	(421,946)	(46,749)

Deficit – Beginning of period	(11,456,778)	(10,247,825)	(11,366,670)	(10,271,860)

Deficit – End of period	$(11,788,616)	$(10,318,609)	$(11,788,616)	$(10,318,609)

Loss per share - basic	$(0.01)	$(0.00)	$(0.01)	$(0.00)
- diluted	$(0.01)	$(0.00)	$(0.01)	$(0.00)

Weighted-average number of common
shares outstanding	36,545,225	28,924,495	36,545,225	28,924,495

See accompanying notes

Consolidated Interim Statements of Comprehensive Loss
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007

Net loss for the period	$(331,838)	$(70,784)	$(421,946)	$(46,749)

Other comprehensive loss in the period
Fair value adjustment to financial instruments
Investments (Note 3)	(1,253,871)	-	(311,915)	-

Comprehensive loss for the period	$(1,585,709)	$(70,784)	$(733,861)	$(46,749)

See accompanying notes

Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007

General and Administrative Expenses

Accounting and audit	$2,968	$3,075	$2,968	$3,075
Consulting fees	-	(7,390)	-	18,149
Corporate relations and development	170,769	41,764	239,064	55,278
Director fees	69,119	15,000	130,026	30,000
Filing and transfer agency fees	24,611	10,371	30,331	17,612
Legal	3,072	2,109	5,533	10,330
Office, rent and miscellaneous	36,489	12,969	67,931	31,773
Printing	12,596	7,597	13,366	7,597
Property report	12,558	-	14,240	-
Travel, promotion and accommodation	20,638	9,387	32,188	21,521
Wages and benefits	37,188	15,234	60,117	23,584

	$390,008	$110,116	$595,764	$218,919

See accompanying notes

Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007

Net (decrease) increase of cash related to the
following:

Operating Activities
Net loss for the period	$(331,838)	$(70,784)	$(421,946)	$(46,749)
Items not affecting cash:
Amortization	1,344	1,174	2,688	2,202
Gain on sale of investment	-	(1,580)	-	(1,580)
Stock option compensation	11,290	-	22,580	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(11,272)	(4,787)	(54,803)	3,835
Accounts receivable	1,234	(55)	4,388	11,353
Prepaid expenses	(24,425)	(15,977)	(40,289)	(13,098)

Net cash used for operating activities	(353,667)	(92,009)	(487,382)	(44,037)

Financing Activities
Restricted cash	3,978	2,602	(3,755)	(12,053)
Common stock issued for cash	-	5,905,000	-	10,445,250
Net cash provided by (used for) financing activity	3,978	5,907,602	(3,755)	10,433,197

Investing Activities
Proceeds from sale of investments	-	3,980	-	3,980
Purchase of investments	-	-	-	(2,068,707)
Purchase of property and equipment	(8,727)	(84,335)	(8,727)	(84,335)

Net cash used for investing activities	(8,727)	(80,355)	(8,727)	(2,149,062)

Net (decrease) increase in cash	(358,416)	5,735,238	(499,864)	8,240,098
Cash - Beginning of period	8,358,272	2,956,829	8,499,720	451,969

Cash - End of period	$7,999,856	$8,692,067	$7,999,856	$8,692,067

See accompanying notes

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Six Month Period Ended January 31, 2008 and 2007

NOTE 1 – ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiaries Orient Petroleum (NZ) Limited, Orient Petroleum (PNG) Limited and DLJ Management Corp., have been prepared in conformity with Canadian generally accepted accounting principles, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2007.

On August 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives but did identify financial instruments that have required comprehensive income to be presented as a result of adopting the CICA 3855 and CICA 1530 standards.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to January 31, 2008 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2007.

Refer to Note 3

NOTE 2 – FUTURE OPERATIONS

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities and the sale of investments for financing. The Company intends to continue relying upon the issuance of securities and the sale of investments to finance its operations and activities to the extent they are available to the Company and under terms acceptable to the Company. Accordingly, the Company’s consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.

NOTE 3 - INVESTMENTS

At January 31, 2008, the Company’s ownership interests in investments accounted for under the cost method of accounting are as follows:

		July 31,		January 31,
	Number of	2007		2008	Percentage
	Common	Carrying	Comprehensive	Market	of
	Shares	Value	Income	Value	Ownership

AMG Oil Ltd.	826,431	$1	$247,928	$247,929	3.56%
Austral Pacific Energy	3,110,240	3,514,571	(559,843)	2,954,728	9.59%
		$3,514,572	$(311,915)	$3,202,657

As at January 31, 2008, and in accordance with CICA 3855, the Company’s investments are recorded at market value at January 31, 2008.

NOTE 4 - PROPERTY AND EQUIPMENT

					Net Book
	Working	Net Book	Additions		Value at
	Interest	Value at	During the	Amortization	January 31,
	%	July 31, 2007	Period	During The Period	2008
Oil and Gas Properties
Unproved
New Zealand:
PEP 38348	100	$67,792	$3,780	$-	$71,572
PEP 38349	100	136,389	4,947	-	141,336
		204,181	8,727	-	212,908
Other:
Apartment and office
equipment		88,437	-	(2,688)	85,749
		$292,618	$8,727	$(2,688)	$298,657

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to arms-length parties for the same services.

Consulting Agreements

On January 1, 2008, the Company entered into an agreement with an officer of the Company to provide consultancy services to the Company for a term of one year with monthly compensation of $20,000.

On December 1, 2007 the Company amended a Directors agreement dated January 1, 2007 to increase the monthly compensation to $15,000 per month.

On April 1, 2007, the Company extended, for one year, an agreement entered into during the 2005 fiscal year with a private company wholly-owned by a Director to provide executive services to the Company. The agreement includes monthly compensation of $5,000.

Pursuant to an agreement dated August 1, 2007 the Company paid a Director of the Company monthly compensation of $5,000.

Refer to Note 7

NOTE 6 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	Of Shares	Amount
Balance at January 31, 2008 and July 31, 2007	36,545,225	$23,655,325

At January 31, 2008, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
12,922,142	US$0.70	August 29, 2008
2,952,500	US$1.35	May 18, 2008
15,874,642

At January 31, 2008, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
200,000	US$1.00	September 1, 2011
200,000	US$0.70	November 1, 2011
400,000

During the six month period ended January 31, 2008, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 40% and the risk free interest rate of 7% to calculate an option benefit at the date of grant of $108,580 which is amortized over the two year vesting period of the options resulting in stock option compensation for the period ended January 31, 2008 being recorded of $22,580.

Refer to Note 7

NOTE 7 – SUBSEQUENT EVENT

Stock Options

On March 17, 2008, the Company granted options to purchase up to 1,475,000 shares of the Company to its executive team and employees, exercisable for five years at a price of US$0.50 per share subject to certain vesting provisions. If specific performance criteria are met, then an additional 1,475,000 stock options can be earned.

NOTE 8 – COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures may have been reclassified in conformity with the current period’s presentation.